Cira Centre 2929 Arch St. Philadelphia, PA 19104 +1 215 994 4000 Main www.dechert.com IAN A.HARTMAN ian.hartman@dechert.com +1 215 994 2277 Direct

October 28, 2024

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Capital, Inc.

Annual Report on Form 10-K (File No. 814-00702)

Dear Ms. Fettig:

On behalf of Hercules Capital, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on February 15, 2024 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K.

1.

Comment: Please supplementally confirm in correspondence that you have complied with condition number five in the Company’s no-action letter related to the wholly-owned Adviser Subsidiary, concerning asset coverage requirements under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: On a supplemental basis, the Company confirms to the Staff that the Company, is complying with condition five.

2.

Comment: We note that on page 44 of the Form 10-K for the year ended December 31, 2020 the Company included disclosure that although it is classified as a non-diversified investment company within the meaning of the 1940 Act, it maintains the flexibility to operate as a diversified investment company and has done so for an extended period of time. Please provide information regarding why similar disclosure does not appear in the 2023 Form 10-K.

October 28, 2024 Page 2

Response: The Company respectfully advises the Staff that although it believes that the risks associated with the Company’s 1940 Act status comes from the ability to operate as a non-diversified investment company, in future Form 10-K filings the Company will revise the following risk factor to include the language in italics.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer, which may subject us to a risk of significant loss if any such issuer experiences a downturn.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company might be. Beyond our RIC asset diversification requirements, we do not have fixed guidelines for portfolio diversification, and our investments could be concentrated in relatively few portfolio companies. See “Risk Factors - Risks Related to Operating as a RIC and U.S. Federal Income Taxes.” Although we are classified as a non-diversified investment company within the meaning of the 1940 Act, we maintain the flexibility to operate as a diversified investment company.

3.	Comment: In future filings, please include a hyperlink to the previous year’s Form 10-K that you have incorporated by reference on page 68.

Response: The Company respectfully advises the Staff that in future filings the Company will include the hyperlink to the previous year’s Form 10-K as requested by the Staff.

October 28, 2024 Page 3

4.

Comment: In future filings, please include disclosure in the Form 10-K regarding risks associated with unitranche loans, given that such loans represent approximately 11% of total assets as of December 31, 2023.

Response: The Company respectfully advises the Staff that in future Form 10-K filings the Company will include the disclosure as requested by the Staff.

5.	Comment: In future filings, please disclose the unamortized debt issuance costs parenthetically in the statement of assets and liabilities on page 76.

Response: The Company respectfully advises the Staff that in future filings the Company will include the disclosure requested by the Staff.

6.	Comment: Please confirm that the description of the notes includes the effective interest rate as required by FASB ASC 835-30-45-2 in the notes to the financial statements related to debt.

Response: The Company respectfully advises the Staff that for the fixed rates notes, the effective rate faced by the Company is equal to the stated interest rate over the aggregate outstanding principal of the relevant notes. The Company further notes that for its floating rate debt obligations, which are two secured credit facilities, the Company discloses the weighted average interest rate borne by the Company during the relevant periods.

7.	Comment: In future filings, please disclose the overall average interest rate for debt for the year, as required by Regulation S-X Rule 6-07(3).

Response: The Company respectfully advises the Staff that in future filings the Company will include the disclosure requested by the Staff.

8.	Comment: In future filings, please include a hypothetical expense example in the fee table on page 144 of the Form 10-K as required by Form N-2 Item 24 Instruction 4(h)(2) and Item 3.1 of Form N-2.

Response: The Company respectfully advises the Staff that in future Form 10-K filings the Company will include the disclosure requested by the Staff.

9.

Comment: In future filings, please include the disclosure required by Form 10-K Item 9B(b), which incorporates the disclosure requirements of Item 408(a) of Regulation S-K regarding certain insider trading arrangements.

October 28, 2024 Page 4

Response: The Company respectfully advises the Staff that in future Form 10-K filings the Company will include the disclosure requested by the Staff. The Company supplementally notes that no such trading agreements were adopted or terminated during the fourth quarter of 2023.

10.

Comment: Because the Company is a Form N-2 filer that forward incorporates by reference, the Form 10-K should include ten years of financial highlights to meet the presentation requirements of the registration statement, or alternatively a prospectus supplement should be filed pursuant to Rule 424(b) with the Form 10-K that includes the ten-year financial highlights.

Response: The Company acknowledges the Staff’s comment and will ensure ten years of financial highlights are included in the Form N-2. On a go-forward basis, we will ensure that ten years of financial highlights are included in our Annual Reports on Form 10-K.

*   *   *

October 28, 2024 Page 5

If you have any questions concerning the foregoing, please contact Ian A. Hartman at 215.994.2277 (or by e-mail at ian.hartman@dechert.com) or Thomas J. Cheeseman at 617.728.7162 (or by e-mail at thomas.cheesemans@dechert.com).

Sincerely,

/s/ Ian A. Hartman
Ian A. Hartman

cc:	Scott Bluestein, Hercules Capital, Inc.

Kiersten Zaza Botelho, Hercules Capital, Inc.

Seth Meyer, Hercules Capital, Inc.

Thomas J. Cheeseman, Dechert LLP